Exhibit 99.1

Catalyst Paper and Pacifica Deep Sea Terminals Inc. unable to close agreement on sale of Elk Falls site

RICHMOND, BC, Dec. 19, 2012 /CNW/ - Catalyst Paper today announced that the sale of its Elk Falls site in Campbell River to Pacifica Deep Sea Terminals Incorporated did not close and the sale agreement has been terminated. The sale of the 400-acre industrial site and adjacent properties was initially expected to close on September 5, 2012.  A non-refundable prepayment of a portion of the purchase price was received and the transaction timeline was extended multiple times up to the ultimate deadline of December 18, 2012.

"It's disappointing that this transaction with Pacifica could not be completed even with the extended timeline. This is a fully serviced property in an excellent location and we remain confident that the right fit between site and buyer will be found that will bring new jobs and opportunities to Campbell River," said Kevin J. Clarke, Catalyst President and Chief Executive Officer. "In the meantime, site personnel are maintaining safety, security and environmental requirements and complying with all applicable legislation."

The former pulp and paper site was indefinitely curtailed in 2009 and closed permanently in 2010. It has since been decommissioned with removal of chemicals, process wastes, and key papermaking equipment.  The landfills remain intact as does the wastewater system which continues to operate in preparation for the site's redevelopment to other industrial uses. The Elk Falls mill began operation in 1952, and at its peak, produced 784,000 tonnes of pulp, paper and kraft paper annually.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release are forward-looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the possibility that a buyer will not be obtained or other conditions of the sale will not be fulfilled, and those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the third quarter of 2012, which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 21:11e 19-DEC-12